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              MENTOR GRAPHICS SAYS INSTITUTIONAL SHAREHOLDER SERVICES
                   RECOMMENDS VOTE FOR MENTOR'S DIRECTOR NOMINEES
                   AND PROPOSALS AT QUICKTURN STOCKHOLDER MEETING

WILSONVILLE, OR, OCTOBER 15, 1998 - Mentor Graphics Corporation (Nasdaq: MENT) today said that Institutional Shareholder Services Inc. (ISS), one of the nation's leading institutional shareholder advisory firms, has recommended to its clients that they vote in favor of Mentor Graphics' director nominees and related proposals at the Special Meeting of stockholders of Quickturn Design Systems, Inc. (Nasdaq: QKTN).

The principal purpose of the Special Meeting is to vote on replacing the Quickturn Board of Directors with a slate of independent directors nominated by Mentor Graphics. If the nominees are elected, Mentor Graphics expects that, subject to their fiduciary duties to all Quickturn stockholders, the nominees will take the steps necessary to facilitate the stockholders' ability to accept Mentor Graphics' $12.125 per share all-cash offer.

In its report, ISS states: "At best, ISS views the [Quickturn] board's actions as an overzealous execution of its perceived fiduciary duty to shareholders. At worst, we must give weight to the self-preservation effects that the takeover defenses produce on behalf of the board and management at the potential expense of shareholders. Fiduciary duty does not include eliminating or obstructing the rights of shareholders to determine to accept any offer for their ownership in the company."

The ISS report concludes: "The board's duty would have been more properly executed by placing its argument squarely in opposition to the offer of [Mentor] and allowing shareholders to exercise their right to vote democratically and expeditiously on the matter."

Dr. Walden C. Rhines, President and CEO of Mentor Graphics, said, "We are very pleased to have received the recommendation of ISS for our nominees and all our proposals, and agree with this independent firm's criticism of the entrenchment actions of Quickturn's Board and management. It is time for Quickturn's Board of Directors to listen to the wishes of its stockholders and


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allow them to decide for themselves the merits of Mentor Graphics' offer."

Mentor Graphics has called the Special Meeting of Quickturn stockholders for October 29, 1998. A trial on Mentor Graphics' challenge to Quickturn's anti-takeover actions and Mentor Graphics' scheduling of the Special Meeting will take place later this month in Delaware state court.

Institutional Shareholder Services, based in Bethesda, Md., is a leading independent advisor to several hundred institutional investors and provides voting recommendations for proxy contests, corporate governance proposals and other shareholder related issues.

The Dealer Manager for Mentor Graphics' tender offer is Salomon Smith Barney. The Information Agent for the Offer is MacKenzie Partners, Inc., which can be reached toll-free at 800-322-2885 or by collect call at 212-929-5500.

Contacts:      Anne M. Wagner                  Roy Winnick/Todd Fogarty
                    Vice President, Marketing       Kekst and Company
                    503/685-1462                    212/521-4800


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